                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                 SCHEDULE 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                                (AMENDMENT NO. 4)

                                       and

                                  STATEMENT ON
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (AMENDMENT NO. 4)

                       INNOVATIVE VALVE TECHNOLOGIES, INC.
                            (Name of Subject Company)

                          FORREST ACQUISITION SUB, INC.
                              FLOWSERVE CORPORATION
                                    (Bidders)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                    45767J106
                      (CUSIP Number of Class of Securities)

                                 ---------------

                                                       COPY TO:
           Ronald F. Shuff                          Ford Lacy, P.C.
        Flowserve Corporation          Akin, Gump, Strauss, Hauer & Feld, L.L.P.
222 W. Las Colinas Blvd., Suite 1500        1700 Pacific Avenue, Suite 4100
        Irving, Texas  75039                     Dallas, Texas  75201
           (972) 443-6543                           (214) 969-2800

(Name, Address and Telephone Number
of Persons Authorized to Receive
Notices and Communications on Behalf
of Bidders)

                                 JANUARY 6, 2000
  (Date of Event Which Requires Filing Amendment to Statement on Schedule 13D)

                                  INTRODUCTION

     This Amendment No. 4 to Schedule 14D-1 and Amendment No. 4 to Statement on
Schedule 13D amends and supplements the Tender Offer Statement on Schedule 14D-1 and Statement on Schedule 13D filed with the Securities and Exchange Commission on November 22, 1999 (as amended from time to time, the "Schedule 14D-1"), which relates to the tender offer by Forrest Acquisition Sub, Inc., a Delaware corporation ("Purchaser"), to purchase any and all outstanding shares of common stock, par value $.001 per share, including the associated rights to purchase Series A Junior Participating Preferred Stock (the "Rights," and together with the Common Stock, the "Shares"), of Innovative Valve Technologies, Inc., a Delaware corporation, at a price of $1.62 per Share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 22, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal. Purchaser is a wholly-owned subsidiary of Flowserve Corporation, a New York corporation ("Parent").

ITEM 10.   ADDITIONAL INFORMATION.

     On January 6, 2000, Parent issued the press release attached to this
Schedule 14D-1 as Exhibit 99(a)(11), which is incorporated by reference, relating to the expiration of, and its acceptance of Shares pursuant to, the Offer to Purchase.

ITEM 11.   MATERIAL TO BE FILED AS EXHIBITS.

         Item 11 is amended to add the following:

         99(a)(11) Text of Press Release dated January 6, 2000.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED: January 6, 2000

                                         FLOWSERVE CORPORATION




                                         By: /s/ RONALD F. SHUFF
                                            -----------------------------------
                                            Name:  Ronald F. Shuff
                                            Title: Vice President, Secretary and
                                                   General Counsel



                                         FORREST ACQUISITION SUB, INC.




                                         By: /s/ RONALD F. SHUFF
                                            -----------------------------------
                                            Name:  Ronald F. Shuff
                                            Title: Secretary and Treasurer

                                INDEX TO EXHIBITS


EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
99(a)(11)         Text of Press Release dated January 6, 2000.